

Mail Stop 4561

May 25, 2017

Luke L. Alvarez
Chief Executive Officer
Inspired Entertainment, Inc.
250 West 57th Street, Suite 2223
New York, New York 10107

>   **Re: Inspired Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Response Dated May 16, 2017**
> **File No. 333-217215**

Dear Mr. Alvarez:

We have reviewed your May 16, 2017 response to our comment letter and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2017 letter.

General

1.   We note your responses to prior comments 1 and 2. However, it does not appear you disclosed that the registrant would adopt the fiscal year of the accounting acquirer in the Form 8-K filed on December 30, 2016. See Item 5.03 of Form 8-K. As such, it does not appear you are eligible to register on Form S-3 at this time. See General Instruction I.A.3(b) of Form S-3. Please amend to file on the appropriate registration statement form, or advise.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3730 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Christopher S. Auguste
        Kramer Levin Naftalis & Frankel LLP